AVINO SILVER & GOLD MINES LTD.
Suite 400, 455 Granville Street
Vancouver, BC V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600

NOTICE OF 2004 ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2004 Annual General Meeting of the members of AVINO SILVER & GOLD MINES LTD. (hereinafter called the "Company") will be held at Suite 400, 455 Granville Street, Vancouver, BC., V6C 1T1 on:

Thursday, July 22, 2004

at the hour of 10:00 o'clock in the forenoon (local time) for the following purposes:

1.  to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended January 31, 2004 and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.	to determine the number of directors and to elect directors;

5.	to approve the Company’s proposed Stock Option Plan;

6.	to transact such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is an Information Circular, which contains details of matters to be considered at the Meeting, and a form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting. Unregistered shareholders who received the enclosed form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, as of the 20th day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”

DAVID WOLFIN
President